

Stop 3561

September 1, 2009

BY U.S. MAIL

Mr. Marino Kulas
  President and Chief Executive Officer
CONFORCE INTERNATIONAL, INC.
51A Caldari Road, 2nd Floor
Concord, Ontario L4K 4G3 Canada

> **Re:    Conforce International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 28, 2009**
> **File No. 0-53579**

Dear Mr. Kulas:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Form 8-K – Filed August 28, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K.  Notwithstanding your current disclosure that on August 26, 2009 management was notified by Terance L. Kelley, CPA that Pollard-Kelley Auditing Services, Inc. was permanently closing its offices, effective immediately, please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.      Please expand the disclosure in the first paragraph to further indicate whether Pollard-Kelley Auditing Services, Inc. has either effectively "resigned," "declined to stand for re-election" or was "dismissed" and whether such date was also August 26, 2009.  If the client-auditor cessation date was other than August 26, 2009 please disclose such date.  See Item 304(a)(1)(i) of Regulation S-K.

2.      Please include a new paragraph that states whether Pollard-Kelley Auditing Services, Inc.'s audit report on your financial statements for either of the fiscal years ended March 31, 2009 and March 31, 2008 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  See Item 304(a)(1)(ii) of Regulation S-K.

3.      Please include a new paragraph that states whether the decision to change accountants was recommended or approved by (i) any audit committee or similar committee of the board of directors, or (ii) the board of directors, if you have no audit or similar committee of the board of directors.  See Item 304(a)(1)(iii) of Regulation S-K.

4.      Please include a new paragraph that discloses whether or not there were any disagreements with Pollard-Kelley Auditing Services, Inc. for the two most recent fiscal years and the subsequent interim period through the date of cessation of your client-auditor relationship with Pollard-Kelley Auditing Services, Inc.  Also disclose whether or not there were any "reportable events" for the two most recent fiscal years and the subsequent interim period through the date of cessation with Pollard-Kelley Auditing Services, Inc.  Describe in detail any disagreement or reportable event.  See Item 304(a)(1)(iv) and (v) of Regulation S-K.

5.      Please file as Exhibit 16.1 to the amended Item 4.01 Form 8-K, a letter from Pollard-Kelley Auditing Services, Inc., indicating whether or not they agree with your revised disclosures.

6.      Finally, disclose whether or not you have engaged a new independent accountant and the date thereof.  See Item 304(a)(2) of Regulation S-K.

7.      The amended Item 4.01 Form 8-K should be filed immediately and no longer than five business days from the date of this comment letter.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,


Beverly A. Singleton
Staff Accountant